

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

Mr. Shaoyin Wang
CEO and President, China America Holdings, Inc.
333 E. Huhua Road
Hasting Economic & Development Area
Jiading District
Shanghai, China 201811

Re: **China America Holdings, Inc.**
Form 10-KT for the period ended September 30, 2009
File No. 0-53874

Dear Mr. Wang:

We have completed our review of your Form 10-KT and related filings and have no further comments at this time.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or the undersigned at (202) 551-3768 if you have any questions regarding our review of your filings.

Sincerely,

John Cash
Branch Chief

cc: James M. Schneider